Nasdaq Regulation

Nasdaq

William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

October 21, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 19, 2020 The Nasdaq Stock Market LLC (the "Exchange") received from Abcam plc (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Ordinary shares, nominal value of £0.002 per share*

*The ordinary shares are represented by American Depositary Shares, which are exempt from registration under Section 12(b) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12a-8 thereunder.

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,



William Slattery